UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

Form 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: December 31, 2010

Check here if Amendment [   ]; Amendment Number: _____

This Amendment (Check only one.):   [   ] is a restatement.
                                        [   ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Domini Social Investments LLC
Address: Attn: Carole M. Laible, President
               532 Broadway, 9th Floor
               New York, NY 10012-3939

Form 13F File Number: 28-12472

The institutional investment manager filing this report and the person by whom it is signed
hereby represent that the person signing the report is authorized to submit it, that all information
contained herein is true, correct and complete, and that it is understood that all required items,
statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Maurizio Tallini
Title: Chief Compliance Officer and Managing Director

Phone: 212-217-1071

Signature, Place, and Date of Signing:

/s/ Maurizio Tallini   New York, NY   January 20, 2011
----------------------------------   -----------------------   ------------------------
 (Signature)   (City, State)   (Date)

Report Type (Check only one.):
        [ ]   13F HOLDINGS REPORT.
        [X]   13F NOTICE.
        [ ]   13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:

Form 13F File Number   Name
-------------------------- ------------------------------------
28-04557   Wellington Management Company, LLP